Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 28, 2023 with respect to the financial statements of Pender Real Estate Credit Fund for the period from May 4, 2022 (date of organization) to January 31, 2023 which are contained in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions “Independent Registered Public Accounting Firm; Legal Counsel” and “Financial Statements”.

/s/ GRANT THORNTON LLP

Chicago, Illinois

February 28, 2023